December 21, 2018

VIA EDGAR

Mses. Anne Parker, Heather Clark and Jean Yu and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, D.C. 20549

Re:     Super League Gaming, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 26, 2018
CIK No. 0001621672

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Gaming, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated November 8, 2018 with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted to the Commission on October 26, 2018 (the “DRS Submission”). In connection with this letter responding to the Staff’s comments, the Company is submitting Amendment No. 2 to the DRS Submission (“Amendment No. 2”), which will include corresponding changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto. Page number references in the responses below are to the page numbers of Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in Amendment No. 2.

Risk Factors, page 9

1.
We note your response to our prior comment 15. In an appropriate place in your prospectus please disclose the fact that you do not currently have formal agreements with Supercell and Epic Games relating to Clash Royale and Fortnite events. In addition please add a risk factor discussing risks attendant to you not having such licenses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added disclosure throughout the prospectus filed as a part of Amendment No. 2, stating that the Company does not currently have formal agreements with Supercell and Epic Games relating to Clash Royale and Fortnite, respectively, where applicable. In addition, the Company has added a new risk factor addressing the lack of formal agreements with Supercell and Epic Games to page 12 of Amendment No. 2 under the heading “We have not entered into definitive license agreements with certain game publishers that we currently have relationships with, and we may never do so.”

Our Business, page 54

2.
We note your response to our prior comment 8. Please revise on page 58 to clarify how an increase of $869 million resulting in a valuation of $137.9 billion represents a year over year increase of 13.3%. It appears that an $869 million increase would be an increase of less than 1%.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this statistic was inadvertently reported in error. The correct information is that, according to New Zoo, the overall value of the gaming market is estimated to experience a year over year increase of $16.2 billion, or a 13.3% increase from 2017. The disclosure appearing on pages 2 and 58 in Amendment No. 2 has been revised to reflect this information.

3.
We note your response to our prior comment 8. For the non-subscriber data shown in the first two bar charts on page 59, please disclose the time period for which audience data are calculated. For example, if unique monthly viewers is shown please so state. We also note from several sources that Twitch reports unique monthly viewers of approximately 140 million viewers. Explain why you show a higher number. Finally, discuss the reasons why the size of the esports audience is smaller than the Youtube Gaming and Twitch audiences so that investors can better understand the differences.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that disclosure has been added to page 59 of Amendment No. 2 to address the time period for which audience data is presented in the bar charts. In addition, the bar charts now appear on separate lines and are preceded by different introductory paragraphs in order to avoid the perception that the data in the two charts are direct comparisons. Page 59 of Amendment No. 2 now includes (i) a chart titled “Audience by sports league (2017A)”(“Chart A”), which reports global monthly audience data for each sports league in 2017, followed by (ii) the chart titled “Twitch & YouTube Gaming have a larger audience than many entertainment platforms” (“Chart B”), which reports annual audience figures as of the end of 2016 for each platform.

With respect to the information in Chart B, the Company elected to present annual audience data, rather than data based on monthly unique viewers, as the Company believes annual viewership more accurately depicts the esports audience and the opportunity for growth. While monthly unique viewer data provides a measure of the level of engagement of a given company’s user base by isolating the number of users who actively participate on the site or platform on a monthly basis, annual figures encompass both consistent audience members that are counted as monthly unique viewers, as well as viewers who do not regularly visit each respective site on a monthly basis, and, thus, are missed when calculating monthly unique viewers.

Lastly,the distinction between the audience size for YouTube Gaming and Twitch presented in Chart B and the smaller esports audience data presented in Chart A is due to the difference in the measurement periods for each chart, namely that the data for the esports audience presented in Chart A reflects global monthly audience data for each of the sports leagues, whereas Chart B provides annual audience data as of the end of 2016. Disclosure has also been added to the footnote following each bar chart to describe the respective measurement periods.

4.
We note your response to our prior comment 10. Please disclose that, as stated in your response, you are currently unable to accurately calculate the estimated increase in revenue associated with the monthly average users and/or players of new game titles as shown on page 61.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the requested disclosure is now included on page 61 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Sincerely,

/s/ Jessica R. Sudweeks

Jessica R. Sudweeks
Partner
Disclosure Law Group,
a Professional Corporation

cc:
Ms. Ann Hand
Chief Executive Officer
Super League Gaming, Inc.

Mr. Daniel R. Rumsey
Managing Partner
Disclosure Law Group,
a Professional Corporation

Messrs. Jonathan R. Zimmerman, Ben A. Stacke and Ryan R. Woessner
Faegre Baker Daniels LLP